EXHIBIT 1

May 25, 2004

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX – ERF.un

NYSE – ERF

ENERPLUS ACQUIRES CHEVRONTEXACO WESTERN CANADIAN INTERESTS AND ANNOUNCES BOUGHT DEAL FINANCING

Enerplus Resources Fund (“Enerplus”) is pleased to announce that Enerplus and Acclaim Energy Trust (“Acclaim”) have jointly entered into an agreement to acquire all of ChevronTexaco Corporation’s conventional oil and natural gas interests in western Canada for total consideration of $1.089 billion.  The transaction is expected to close on or about June 30, 2004 subject to receipt of required regulatory approvals in addition to other standard closing conditions.  BMO Nesbitt Burns has acted as advisor to Acclaim and Enerplus in connection with the acquisition.  Enerplus is funding its share of the acquisition with the proceeds of a concurrent bought deal equity financing (as described below) and debt utilizing existing credit facilities.

Enerplus and Acclaim have agreed to concurrently sell a portion of the acquired assets to a third party exploration and production company immediately following completion of the Chevron acquisition. As a result of these transactions, the total purchase consideration for the Chevron assets will be allocated as follows:

Enerplus Resources Fund	$466.3 million
Acclaim Energy Trust	$433.7 million
Third party E&P company	$189.0 million
Total consideration	$1,089.0 million

Enerplus Acquisition Highlights

•                  Enerplus is acquiring approximately 11,500 BOE/day of high quality, concentrated conventional crude oil and natural gas producing properties with a good strategic fit to our existing assets. The production is weighted 54% to crude oil & natural gas liquids and 46% to natural gas.

•                  The nature of the assets being acquired by Enerplus are ideally suited to the expertise we have established in shallow natural gas and oil waterflood development.

•                  The acquisition is expected to be approximately 15% accretive to cash flow per trust unit in 2004 and should provide greater than 10% accretion through 2007 both on a post-financing basis. Enerplus plans to use the increased cash flow to partially fund our active development program and support future distributions.

•                  The acquisition is expected to be approximately 10% accretive to production per trust unit through 2007 after giving effect to the financing.

•                  Approximately 19.3 million BOE of proved reserves and 33.4 million BOE of proved plus probable reserves (“P+P”) are being acquired through the transaction based on an independent engineering determination under National Instrument 51-101 (“NI 51-101”) and forecast pricing. Constant pricing would add approximately 10% to the reserve numbers due to an extended field life.

•                  9% of the daily production volumes and 11% of the P+P reserves acquired are royalty interests as opposed to working interests. These royalty interests are more valuable than conventional working interest reserves in that they provide royalty revenues from properties without the trust having to pay any operating or capital costs.

•                  Virtually all of the production volumes are currently unhedged and receive spot market commodity prices. Enerplus plans to incorporate the acquired volumes into our active commodity price risk management program and will continue to monitor commodity markets and introduce hedges in a disciplined manner to protect our acquisition economics, our planned capital program and to minimize the effects of downward price movements while retaining exposure to rising commodity prices.

•                  As a result of the high component of royalty interests and the superior realized commodity prices, the operating netback on these properties is expected to be approximately 15% higher than the Fund’s average netback for the remainder of the year.

•                  The acquired properties have had limited capital development in recent years thereby providing attractive development opportunities for Enerplus. The acquisition includes a number of low cost optimization opportunities on working interest lands and zero net cost development opportunities on royalty lands including 700 shallow natural gas wells.

•                  Enerplus sees significant upside potential for both reserves and production that is not recognized in the current independent engineering report. This upside potential is primarily based on infill drilling of up to 1,600 additional royalty interest wells to 16 wells per section in the Brooks shallow natural gas area, production optimization in the Manitoba and Mitsue fields and additional infill drilling on working interest lands in a number of areas.

•                  The opportunities identified on the acquired properties will allow Enerplus to maintain and enhance production volumes through 2005 with minimal invested capital.

•                  Capital expenditure requirements on the assets are expected to be approximately $7.2 million for the remainder of 2004 and $12.9 million in 2005.  These capital requirement estimates do not include any expenditures that may be incurred by the operators on the royalty interest lands being acquired.

•                  The P+P reserve life index (“RLI”) of the assets being acquired is 7.9 years. When combined with Enerplus’ 13.3 year RLI at December 31, 2003, and including the reserves attributable to the Ice Energy acquisition and the Joslyn Creek SAGD project, Enerplus will continue to have one of the longest reserve life indices in the conventional oil and gas trust sector.

•                  Operating synergies and economies of scale from this acquisition are expected to improve general and administrative costs per BOE.  Operating expenses per BOE on the acquired properties are similar to those incurred on Enerplus’ existing property portfolio.

•                  The acquisition consists of legacy assets with high working interests and well established production profiles that limit the risk of unexpected production disappointments. Enerplus will operate 75% of its newly acquired properties as determined on a production basis.

•                  Subsequent to the transaction and financing, Enerplus will have a debt to cash flow ratio of less than 1.2x.

•                  Enerplus will consider additional dispositions of non-core properties as part of our on-going efforts to high-grade our asset portfolio and further improve the strength of our balance sheet.

Reserves Summary

Enerplus is acquiring a total of 33.4 million BOE of P+P company-interest reserves based upon independent engineering reports prepared in accordance with NI 51-101.  Approximately 58% of these P+P reserves are classified as proved.

The following table provides a summary of the reserves being acquired (based on forecast prices and costs and on a company interest basis):

	Crude Oil & NGL (Mbbl)	Natural Gas (Bcf)	Total (MBOE)
Proved Developed Producing	10,274	48.31	18,326
Total Proved	10,691	51.48	19,271
Probable	8,230	35.12	14,084
Total Proved plus Probable	18,921	86.60	33,355

The resulting acquisition metrics are approximately $40,202 per BOE per day on the 2004 estimated production and acquisition costs of $13.86 per BOE for the P+P reserves excluding independent estimates of future development capital (“FDC”), and $14.85 per BOE for the P+P reserves including the undiscounted FDC of $31.9 million. Also included in the transaction are approximately 45,000 net acres of undeveloped land valued at approximately $4 million.

Property Details

Brooks, Alberta

•                  mix of crude oil (55%) and natural gas (45%) production, 5,150 BOE/day

•                  100% working interest in two major oil fields with high quality, 25° API crude oil

•                  material royalty interests on 225 shallow natural gas oriented sections of land located adjacent to Enerplus’ existing Bantry and Princess properties with over 700 drilling locations identified (wherein Enerplus receives royalty income without incurring any costs of operations or development)

Chinchaga, Alberta

•                  90% natural gas, 10% light oil, 3,300 BOE/day

•                  40 to 100% working interest properties (average 74%)

•                  opportunities to accelerate production and increase ultimate recoveries through additional compression and development drilling

•                  Enerplus will become the operator.

Manitoba

•                  100% light (34° API) crude oil production, 1,850 BOE/day

•                  strong operating netbacks and low royalty rates

•                  majority of the production is from seven operated units under waterflood

•                  horizontal drilling potential has been identified with provincial royalty incentives

•                  Enerplus will become the operator with approximately 50% working interest

Mitsue, Alberta

•                  primarily oil production (90%) with associated natural gas production (10%), 1,200 BOE/day

•                  large unitized Gilwood light oil (41° API) pool with significant original oil in place

•                  development opportunities include waterflood optimization, well reactivations, by-passed zone recompletions, and infill drilling potential.

•                  Acclaim will become the operator.

Financing

In connection with the acquisition, Enerplus has entered into an agreement to sell, to a syndicate of Canadian underwriters, 6,600,000 subscription receipts at $34.30 each to raise gross proceeds of $226,380,000 on a bought deal basis. Enerplus has granted the underwriters an option, exercisable in whole or in part prior to closing, to purchase up to an additional 2,200,000 subscription receipts at the same offering price.  Should the underwriters’ option be fully exercised, the total gross proceeds of the financing will be $301,840,000.  The subscription receipts will be exchangeable into Enerplus trust units on a one-for-one basis upon the closing of the purchase of the Chevron assets.

The underwriting syndicate is led by CIBC World Markets Inc., and includes RBC Dominion Securities, BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Desjardins Securities Inc., Dundee Securities Corporation, Raymond James Ltd., First Associates Investments Inc., HSBC Securities (Canada) Inc. and Peters & Co. Limited.

The gross proceeds from the sale of the subscription receipts will be held in escrow.  If the acquisition from Chevron closes on or before August 31, 2004, the proceeds will be released to Enerplus to finance a portion of the acquisition.  Purchasers of the subscription receipts will receive payments equivalent to the amount of any cash distributions paid or declared payable to unitholders of the Fund in respect of the June 10th distribution record date and any subsequent distribution record dates (being the 10th day of each month) that occur between the closing of the equity offering and the closing of the acquisition, provided the subscription receipts are subsequently converted into trust units.  However, if the acquisition fails to close by August 31, 2004, the escrow agent will return to the holders of subscription receipts the issue price and their pro-rata entitlement to interest earned thereon, but no distribution equivalent payments will be made.

The offering of the subscription receipts is being made only in Canada by means of a short-form prospectus and is subject to normal regulatory approvals.  The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.  This release does not constitute an offer for sale of trust units in the U.S.

Teleconference/Audio Webcast

Enerplus will host a conference call today, Tuesday, May 25th at 2:30 pm Mountain Standard Time (4:30 pm Eastern Standard Time) to review the acquisition. The call-in number for the conference call is 416-640-4127 or 1-800-814-4941 (North America). An audio webcast will also be available at www.enerplus.com. A recording of the call will be available today after 5:30 pm (Mountain Standard Time), May 25, until Monday, May 31, 2004 by calling 416-640-1917 or 1-877-289-8525 (North America) and entering passcode 21051236#.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

All monetary sums referred to herein are expressed in Canadian dollars. Furthermore, this news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2003 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.